INVEST IN **JUST HER RIDESHARE**

Transportation built for women, by women



justherrideshare.com Charlotte, NC







Highlights

1. 10,000 riders signed up
2. 26% month-over-month revenue growth
3. >180% YoY growth rate in monthly revenue ~300% YoY growth rate in rides completed
4. 88% of rides are repeat rides (customers are sticky!)
5. Highly capital-efficient. Less than $230K raised to-date
6. U.S. ridesharing market estimated to be $305 billion by 2029
7. 97% of women surveyed said they would prefer a female driver in a rideshare
8. CEO is 4x entrepreneur

Featured Investor

Andre Sifford Follow Invested $60,000

Syndicate Lead

"I am investing because I believe in the vision and the purpose of Just Her. Kim is an ernest and sincere person whose personal tragedy has led her to create Just Her Ride Share. Too often, women are placed in uncomfortable positions when it comes to their rideshare experience. Statistics show that women are assaulted or murdered while using a rideshare company. Therefore, Just Her is a safe alternative to compromising a women's safety and trust in a rideshare company. This ministry and service come from a place of selflessness and concern. Just Her is a necessary service that is very much warranted in our communities. Just Her Ride Share is "A matter of the Heart"."

Our Team



Kimberly Evans Founder & CEO

A dedicated leader, entrepreneur, and advocate for social impact. With over 30 years of experience as a business owner, she is also a 4X, 4th-generation entrepreneur. Key skills are management, client support, quality assurance and corporate training.



Selika Talbott Advisor - Chief Strategy Officer

Global Mobility Leader, Board Member, Transportation, Technology and Environmental Policy Advisor , AVs and EVs, Keynote Speaker, Adjunct Professor



Ron Cygnarowicz Advisor - Chief Revenue Officer

Chief Revenue Officer, VP Sales,, TransLoc, Ford Smart City Mobility



Kevin Fowler Advisor - Chief Financial Officer

Experienced Financial Executive, Former VP of Finance at TransLoc / Journey Holding Corporation, Business & Strategy at Ford Smart Mobility, LLC



Craig Watts Fractional CTO

Experienced IT professional with nearly 20 years in the technology industry. He began his career as a web developer supporting multiple clients across various industries



Dr. Marsha Ershaghi Board Advisor

Strategic advisor to Fortune 500 Boards and the C-Suite on Governance, Risk Management, Leadership and Corporate Culture



Sabrina Conyers Board of Director & Advisor

Corporate Tax Partner, Strategic Advisor and Outside General Counsel for Investment Funds, including Real Estate, Private Equity, Financial Services, ESG and Social Impact

Prioritizing women's safety and comfort!


JUST HER
Rideshare™
"Where Safety, Comfort, and Community Ride Together"

We're not just providing safe rides — we're delivering clean, comfortable vehicles and a welcoming community experience that keeps customers coming back and willing to pay a premium.


Who Are We and Why?
We are a rideshare community designed for safety, comfort, and empowering women.
Made by women for women.
JUST HER RIDESHARE

Our rideshare is built entirely around the lived experiences of women — we've created a space where women feel seen, supported, and safe. Our community keeps growing because we serve more than a need — we speak to a movement: safety, dignity, and economic opportunity for women.


Just Imagine....
Imagine a woman arriving in an unfamiliar city late at night and she has to take a rideshare with an unfamiliar man.
How would you feel if your wife or daughter had to take a rideshare with an unfamiliar man?
JUST HER RIDESHARE

For many women, the moment they land in a city alone at night, anxiety sets in. Stepping into a car with an unfamiliar man isn't just uncomfortable — it can be terrifying. Her guard goes up. She's memorizing license plates, sharing locations, holding keys between her fingers — just in case. Now imagine that's your daughter. Your sister. Your wife. This isn't just a ride — it's a moment where safety, trust, and peace of mind should never be optional.

optional.


JUST HER RIDESHARE
It can be risky every time your wife, daughter, or sister gets into a rideshare vehicle with a man with bad intentions.
Fox 29
Uber sued by more than 500 female passengers over sexual assaults, other attacks on rides
USA Today
Lyft reveals more than 4000 reported sexual assaults in three years
Click2Houston
19-year-old woman files lawsuit against Lyft after claiming driver attacked
ABC News
Man, allegedly pretending to be rideshare driver charged with indecent act

The headlines don't lie — every week, there's another report of a woman assaulted in a rideshare. These aren't just isolated incidents — they're systemic. And while the big players continue to brush it off as 'rare,' women are changing their habits, avoiding rides at night, or not riding at all. Safety isn't a luxury — it's a right. Just Her exists because the current rideshare model is failing half the population.


My friend Jerry Ann was abducted and brutally murdered.
Samantha Josephson, a young college student, who mistakenly entered a vehicle she thought was her Uber, was abducted and brutally murdered.
Both these events deeply shook me.
JUST HER RIDESHARE

I was in my early twenties and had hung out with a friend on Saturday. On Monday she was standing at a bus stop, was abducted and brutally murdered. Even though this happened the pre-rideshare era, it left me feeling vulnerable and filled with anxiety, which caused me to avoid things like rideshares. When I heard Sammy's story, I knew I had to do something...so I did!


JUST HER RIDESHARE
40%
Nearly 40% of women have reported uncomfortable encounters including serious sexual crimes (US)
53%
Nearly 53% of women have reported fear of sexual assault
Female Passengers more likely to avoid rideshare at night
Source: Uber, Lyft, NPR, Business Journal, Google, The National Bureau of Economic Research Source, Pew Research, US Dept of Justice

The truth is in the numbers — and the truth is, women are often faced with unsafe situations or made to feel uncomfortable in traditional rideshare environments. No amount of PR can erase that. That's why Just Her exists — because the data reflects lived reality, and we're here to change it.


JUST HER RIDESHARE


Uber and Lyft Challenges in Ride-
Sharing Adoption Among Women 35+
35-45 45-54 55-64
17% 12% 6%
46% of the overall gig worker economy are women. They make up less than 20% of drivers on Uber (14%) and Lyft (23%).
Source: Uber, Lyft, Ridester, Google, Bing

Industry leaders have struggled to truly connect, particularly with women in certain age groups and parents of young children, due to a deep-rooted fear and discomfort. Many women, especially older generations, feel uneasy getting into a car with a stranger — particularly a male driver — in unfamiliar places. Parents worry about the safety of their children in rideshare vehicles. Just is addressing these needs and it's exactly why Just Her is different.


Our Solution
Pairing women drivers and riders 100% of the time.
Building a community where women can travel with confidence and professional drivers can thrive while making a positive impact.
More extensive background checks than leading TNCs.
Better pay for drivers creates loyalty and causes less churn.
JUST HER RIDESHARE
Women are less likely to perpetrate crimes against each other.
US Dept. of Justice
Kimberly Evans
Stand-by
12 : 40 : 48
Upcoming shifts

Just Her is the solution because we've designed a service that directly addresses the core concerns of women, parents, and vulnerable groups. Built by women, for women, we ensure that every ride is driven by a female driver in a clean, safe, and supportive environment. We prioritize safety above all — from thorough background checks to ensuring the comfort and security of both rider and driver. For women who have felt uncomfortable or unsafe with the traditional rideshare model, Just Her offers peace of mind that you simply can't get anywhere else.


Business Model
JUST HER RIDESHARE
Company Model
• B2C Ridesharing Company (Asset-Light)
• B2B Partnerships (Non-Profit Orgs & Corporations)
• Company earns 30%
Revenue Stream
• Rideshare Usage Fees (premium fees)
• Corporate & Individual Subscriptions Coming Soon
• Community Her Hub Club

Alongside our primary B2C business model, which drives our main revenue, we also operate a B2B model by partnering with non-profit organizations to offer transportation services to underserved communities. This creates a steady stream of recurring revenue for the company.


Market Size
Staying Power
Market is expected to reach USD 305B to register a CAGR of 17.2% by 2029
Top Two Segments:
25-39 - 21,500,000 Avg. ARPC $180
18-24 - 10,200,000 Avg. ARPC $144
Source: Google, Market and Market. Women account for 85% of all consumer purchases with 92% of their purchases towards vacations and using more ridesharing
JUST HER RIDESHARE
Total Available Market (TAM)
$ 5.3 Billion
• Total Market Demand
• Market Potential
• Maximum Market Size
Serviceable Addressable Market (SAM)
$ 2 Billion
• Accessible Market
• Segmented Market
• Targetable Market
Serviceable Obtainable Market (SOM)
$ 90.6 Million
• Achievable Market
• Attainable Market
• Realistic Market

The rideshare market is not only growing — it has staying power. By 2029, it's expected to be valued at a staggering $300 billion, showing the long-term demand and opportunity within the industry. Just Her is positioned to capitalize on this growth, particularly by serving an underserved demographic that's demanding safer, more tailored transportation options.


Women 25-39
Largest segment with career women, executives, travelers and socialites. Size is approximately 21.5 million in the U.S
Grew up when 9/11 occurred, they are supportive of women's empowerment and would gravitate toward a woman only rideshare
College Student 18-24
College students are our second largest segment. Size is approximately 10.2 million in the U.S.
They are socially active, they care about the environment and more socially tolerant of other people.
Women 40-54
Use rideshare services if they are out of town, commuting to and from business meetings, the airport. Size is approximately 20 million in the U.S
They are supporters of other women in business, raising families and still read newspapers
Social Impact
Women experience about 4.8 million intimate partner-related physical assaults and rapes each year
These women that are impacted by social issues suffer from trauma, helplessness, and anxiety, and may feel more comfortable with women drivers
New Segment 55-64
They will use the rideshare service if they are out of town with a group, transportation to doctor appointments Size is approximately 40 million in the U.S.
They believe in brand loyalty and trust is earned.
Source: UNCC Customer Discovery, NC IDEA Customer Discovery, Statista Global Consumer Survey, National Center for Injury Prevention and Control - Completed 100 + interviews, poles and focus groups

Through extensive customer discovery, we've gained deep insights into our target market — we know their needs, concerns, and preferences. By conducting over 200 interviews, surveys, and polls, we've crafted detailed customer personas that guide our strategy. This has allowed us to not only serve our core demographic of women but also to expand into a new segment: older women, who are increasingly seeking safer, more reliable transportation options. Our understanding of these segments gives us a clear competitive edge and positions us to meet their evolving needs more effectively.


Traction
Charlotte Market
New Product Launch
• MGR 32%
• 88% Repeat Riders
• Pre-booked rides 95%
• Funding raised 395K
Recurring Revenue
Non-Profit Partnerships
• Sign-Ups 10,000 +
• 100 + Drivers in Onboarding Queue
• Waiting lists includes Miami, Washington, and Atlanta
HEALING VINE
HARVEST CENTER
Urban League
JUST HER RIDESHARE

We've already seen significant traction with Just Her. Our community is growing steadily, fueled by strong word-of-mouth, and our customer acquisition cost has dropped dramatically due to our organic growth. We've established key partnerships, expanded into new markets, and built a loyal customer base — all while maintaining a focus on delivering a safe, empowering

experience for women. Our proven traction sets the foundation for scaling and capturing a larger share of the rapidly growing rideshare market.


Just Her In Paris
• Cohort of Women in Mobility Look Learn Lead #4LA28
• Mobility Focus and navigating the LA 2028 Olympics
• Paris 4LA #24 Olympics
"How This Benefited Just Her"
• Global & National Presence
• Brand Awareness and Growth

Our involvement with the Women In Mobility "LookLearnLead" and the research on the Paris 2024 Olympics significantly enhanced Just Her with a global presence. By collaborating with international teams and political leaders, engaging with a diverse, global audience, we gained invaluable insights into global mobility needs and preferences that we were able to present to LA County leading up to the #LA28.


Marketing Growth Analysis
3-Month Test
Measure Of Website Traction And Interest
$2,422
Spend
+283%
Qualified Traffic
+301%
First Time Users
Key Business Indicators Growth Driver
$1,354
Driver Acquisiton Spend
+90
Conversion
$18
Cost Per New Driver
$3.21
Cost Per Driver Lead
+421
Driver Sign-Ups
Key Business Indicators Growth Rider
$642
New Rider Aquisition Spend
+32
Conversion
$14.81
Cost Per New Rider
+138
Rider Sign-Ups
Social Media
+69,200
Reach
133
Comments
+73,873
Engagement
2,711
Likes
530
Shares
210
Saves

Over the past couple of years, we've spent less than $4,000 on marketing, and yet, we've seen impressive organic growth and traction. We ran a three-month marketing test with minimal investment, which gave us valuable insights into customer acquisition and engagement. Now, imagine what we can achieve with the right funding to expand our marketing efforts — we're poised to significantly broaden our reach and capture a much larger market share with a more robust marketing strategy.


Marketing Plan
Marketing Funnels
Social Media Advertising
SEO and Content Marketing
Social Media Influencers
Women's Sponsored Events
Community Engagement
Initial Ride Discounts
Referral Programs
Objective
Increase awareness and enhance brand visibility
Drive website traffic and user app downloads
Customer and Driver Journey Mapping
Network women-centric communities
Incentivize first time users
Target Audience
Young professional women and college students
Women impacted by social issues
Attendees of women's conference and events
NEMT for women looking for safe comfortable rides

Our marketing funnels have been strategically designed to drive organic growth, focusing on community engagement and word-of-mouth. Moving forward, with additional funding, we plan to

enhance our digital marketing efforts, including targeted ads, social media campaigns, and content marketing. We'll also optimize our customer journey through automation and personalized outreach to increase conversions, build brand loyalty, and expand our reach to new demographics.



Competitive Landscape
How We Differ
Just Her
Lyft
Uber
Matches women drivers 100%
Extensive background checks
Prioritizes safety and comfort for women drivers and riders
Focuses on building community and has a built a trusted network
Competitive driver pay and rates to customers
Current technology scalability
Marketing Budget
JUST HER RIDESHARE

The competitive landscape is dominated by giants like Uber and Lyft, but they're not addressing the core needs of women who seek a safer, more comfortable, and more empowering rideshare experience. Unlike Uber and Lyft, which provide generic, one-size-fits-all services, Just Her is tailored specifically to women. We prioritize safety, comfort, and community — from female drivers to comprehensive background checks — ensuring our riders and drivers feel supported every step of the way. While Uber and Lyft are spread thin across a broad market, Just Her has a focused, women-centric approach that positions us to fill a critical gap in the industry.



Meet the Team
Kimberly Evans
Business Owner 30 + years, Entrepreneur, Fashion, SaaS, Logistics, Support Call Center, Speaker and Mentor
CEO / FOUNDER
Selika Josiah Talbott
Global Mobility Leader, Board Member, Transportation commissioner, Technology and Environmental Policy Advisor AVs and EVs, Keynote Speaker, Adjunct Professor
ADVISOR-CSO
Ron Cygnarowicz
Chief Revenue Officer, former VP Sales, TransLoc, Acquisition to Ford Smart City Mobility, Trusted Startup Advisor
ADVISOR-CRO
Craig Watts
An experienced IT professional nearly 20 years in technology. Current role at Teradata, the global leader in Data and Analytics since 2008
FRACTIONAL CTO
Kevin Fowler
Experienced Financial Executive, Former VP of Finance at TransLoc / Journey Holding Corporation, Business & Strategy at Ford Smart Mobility, LLC
FRACTIONAL CFO
Open Position
Experienced Strategic Marketer that understands the landscape of, collaboration with visionary founders and emergent startups
VP MARKETING
Wendy McSweeney
Over 20 years in the financial industry serving a Head of Business Development Officer and Chief DEI Officer at Truist Bank
HEAD OF COMM ENGAGEMENT
Beth Boyd
Over 20 years of marketing and advertising for fortune 50 companies, business owner, performance facilitator and corporate trainer
ONBOARDING SPECIALIST
Denise Griffin
Business owner 13+ years, strategic planner, project manager and JHR board member
HEAD OF COMM EVENTS
JUST HER RIDESHARE

Our team is poised for success, bringing over 60 years of combined experience across multiple industries. From mobility experts and tech innovators to corporate compliance professionals and community-driven leaders, we have the right mix of talent to propel Just Her forward. This diverse expertise enables us to not only address the immediate needs of our market but also position ourselves for long-term growth and sustainability.



Meet Our Advisors
Nnamdi Nwaigwe
Product Manager at Google, Entrepreneur and Founder
ADVISOR
Sabrina Conyers
McGuireWoods Corporate Tax Partner, Strategic Advisor General Counsel for Investment Funds, Private Equity, Financial Services
ADVISOR
Maria Worley
Attorney and Founder University of North Carolina School of Law
LEGAL ADVISOR
Dr. Marsha Ershaghi, CCEP
Partner at Tapestry Networks serving as a leader in the corporate governance practice. Thought partner and trusted advisor to CEOs and Fortune 100 boards.
ADVISOR


JUST HER RIDESHARE


Roadmap
JUST HER RIDESHARE
B2B / B2G Corporate Sponsorships and Non-Profit Partnerships
Enhance technology with new features for business accounts and school pickups
Grow presence in existing markets
-Raleigh-Durham, NC
-Greensboro
-Columbia, SC
Framework for Just Her Hub platform monetized with subscriptions and advertising
Now
Identify New Markets
-Nashville, TN
-Tampa, FL
-Miami, FL
-Atlanta, GA
-Washington D.C.
Seed Round
Near
Transportation for seniors non-ambulatory NEMT to medical appointments and youth school and activities
-Just Her Deliveries
-Personal Concierge Services
-Black Car Executive Service
Long-Term Vision

Our roadmap focuses on strategic growth and expansion. We plan to launch in new markets, bringing our unique, women-centric service to more communities. In addition, we aim to broaden our offerings by expanding services for seniors, including specialized transportation, as well as diversifying into deliveries and concierge services. We predict this approach will not only strengthen our market presence but also cater to additional customer needs, driving both revenue and loyalty.


Funding 700K
400,000
• Marketing investment to increase awareness and growth of riders and drivers in existing markets of Charlotte, Greensboro NC and Columbia, SC
• Expand to Washington, DC and Nahville, TN
• Acquire 2,000 drivers, 10,000 customers by Q4 2025
150,000
• Technology (Growth & Maintenance) new iterations of a more robust technology to offer more on-demand services, group rides, nemt , and Her Hub Club
150,000
• Mid-Level team compensation will allow us to keep great talent to sustain monthly operations and growth.
• Fulfill critical B2B contracts and address Net30 challenges for working capital for our drivers
JUST HER RIDESHARE

We have closed over 200K and with a funding goal of $700,000, we plan to launch three new markets and expand our rider and driver base in our existing seven markets by the end of 2025. This investment will also support technology growth and maintenance, including streamlining our onboarding process using AI agents to assist drivers and provide valuable information to customers, enhancing both efficiency and user experience.


THANKS
FOR TAKING THIS JOURNEY
WITH US!

A fundamental problem ready for change

A fundamental problem ready for change.

"I had never taken a ride share alone because of the fear and feeling uncomfortable, until I was working in Paris in 2023" she said. "I found that there were a lot of women out there, like myself, who feel more comfortable with women drivers." - Kimberly Evans, CEO + Founder



In 2020, Kimberly decided to start a ride-share company, Just Her Rideshare! A community of female drivers that picks up a majority of women riders upon request. Built around a solving the problem many ridesharing companies overlook, the safety of women. Why can't women, both passengers, and drivers choose who they want to transport them as well as ride with them for a safe work environment?

We decided that we would empower women by giving them that choice. Customers have the option to choose how their experience will go on the app before getting into a Just Her-labeled vehicle. But after less than a year in the ideation phase, my cofounder pulled out. I, however, was all-in, and decided to move forward with the concept.

I brought together a team and decided to test launch Just Her Rideshare earlier this year, the concept took off more quickly than I could have imagined. Within 30 days, I'd raised $31,000 in a friends and family round of funding and participated in a customer discovery program at UNC Charlotte. It was during COVID so we had time to figure it out.

I went into the study with the hypothesis that all women were afraid... We ended up invalidating that and realized that women looked at safety differently. Millions of women use ride-share apps each year, so we had to discover who, of those women, were our customer segment.

We determined most women fell into one of three buckets —

1. Some who were cautious using ride shares and felt uncomfortable not like they were in danger but took measures to stay safe

stay safe.

2. Some who said they were always afraid and uncomfortable.

3. Small segment who said they never felt unsafe and were ok one way or another.

Many women told us that if choosing a female driver was an option, it would be a no-brainer. We heard stories about male drivers making women feel uncomfortable by asking them on dates or calling them after the ride was over. I knew we could create a space for women to feel safer, and so we did.

So why is this important to you?

Like many people I was particularly impacted by the story of Samantha Josephson, a University of South Carolina student who was kidnapped and murdered in 2019 when she hopped into what she thought was an Uber ride share she had ordered.

"Unfortunately, the terrifying statistics speak for themselves. We are living in a time in history where women's safety and human rights have been basically ignored in ridesharing, especially by the leaders in the industry.

Shame on them! Why do women who just want a safe ride from point A to point B have to deal with uncomfortable conversations, harassments, assaults, rapes and murder. Enough is enough!" Says Just Her Rideshare, Inc. Founder and CEO Kimberly Evans. 92% of all assaults in the rideshare industry are male against female violence. This was a PEW Research statistic in 2016.

Just Her soft launched in Charlotte, NC in 2022. We are built for national users and the waiting list of drivers and customers in other cities continues to grow exponentially.

So, what kind of safety features did you look to add?

The Just Her Rideshare mobile app includes an S.O.S button to make it easy to notify police or an emergency contact, a track-my-ride feature and personal preferences. Riders have the option to choose the type of music and temperature they want, as well as indicate if they'd like a chatty or quiet driver.

Our drivers must go through a comprehensive background check before being hired. We've had background checks pend for two weeks after submission and have not allowed some women on the platform. We will be fully thorough because safety is important to us as a platform.

Next, drivers and riders also have to verify their requests before the trip begins. We've incorporated supporting the entrepreneurial community into our mission through the Just Her Hub platform. A community portal where women can connect, engage and support one another, she said.

Why is community important to you?

In order to achieve our goals, we must raise our voices and make ourselves heard. Our vision is to build a community of women taking care of women through the rideshare industry, social connection, and empowering them to flourish and be the best version of themselves.

It's super important to me that we build community with our drivers for one, but then we also create this open space for our customers or whoever wants to be a part of this community. A

customers or whoever wants to be a part of this community. A community that is an extension of the mobile app where women can connect and engage, rider to rider or driver to driver. It will also have resources for important social topics like domestic violence, sexual assault and sex trafficking.

Why should people invest?

There are enormous transportation needs both privately and socially. Most people who have vehicles rarely consider the social impact that transportation deficits have in some communities.

Just Her Rideshare is building a community in the shared economy space where women can feel and work safe, while creating a better quality of life and decreasing carbon emissions in the world by sharing rides. We are employing women that ordinarily would not work in this space to have flexibility, help support their families, and earn extra revenue.

Platform:

Safety:

Drivers are vetted through interviews and background checks.

Drivers must adhere to current state and local Covid sanitation guidelines.

Understanding:

Our focus, however, will always be creating a community of women drivers for women riders. Though we are women-centric and geared toward women, men are our partners, and we welcome their support in helping us keep their wives, daughters and mothers safe. They are allowed the opportunity to use the service based on the driver's preferences.

Charlotte Business Journal